Exhibit 99.1





Alcon®

Seeing Beyond Today





Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on August 10, 2006, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2006, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.

Worldwide Leader in Eye Care



Sales	$4.4 billion in 2005
Scope	12,700 total employees 2,800 person sales force 75 local operating companies 60 physician training centers
Share	#1 or #2 position in main segments #1 share in most product categories
Science	$2.5 billion planned R&D investment over next 5 years

Long-Term Financial Execution



Revenue



$5,000
$4,000
$3,000
$2,000
$1,000
$0
2000-05 CAGR = 11.3%
Constant Currency = 10.6%
2,748
7.6%
3,009
9.5%
3,407
13.2%
3,914
14.9%
4,369
11.6%
2001
2002
2003
2004
2005

Net Income



$1,200
$1,000
$800
$600
$400
$200
$0
2000-05 CAGR = 28.0%
362
9.1%
489
35.0%
595
21.8%
814
36.7%
1,139
39.9%
2001*
2002*
2003
2004*
2005*

(Dollars in US Millions)

* Non-GAAP adjusted Net Income – See appendix for reconciliation

Alcon

Continued Growth Q2 YTD




$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2005
2006
+10.1%
$2,242.5
$2,467.9
+21.4%
$574.5
$697.4
Revenue
Net Income*

* Non-GAAP adjusted Net Income – See appendix for reconciliation

Delivering Financial Leverage





COGS as % of Sales
SG&A as % of Sales
R&D as % of Sales
Effective Tax Rate
40%
35%
30%
25%
20%
15%
10%
5%
0%
36.0%
34.7%
29.1%
10.5%
33.7%
31.2%
29.7%
10.8%
32.7%
30.6%
29.5%
10.3%
31.6%
27.7%
27.6%
10.0%
30.9%
24.6%
21.6%
9.7%
30.0%
24.6%
19.4%
9.3%
2001*
2002*
2003
2004*
2005*
2006* YTD

* Includes Non-GAAP adjustments – See appendix for reconciliation

Enhancing Leadership Through Research




$ Millions Per Year
500
450
400
350
300
250
200
150
100
50
0
213
246
290
323
350
390
422
1999
2000
2001
2002
2003
2004
2005

Alcon R&D Strategic Principles



- Develop new products differentiated from our competitors through innovation
- Invest appropriate to market opportunity
- Blend internal research with external licensing and partnering
- Register products globally



Consumer 7%
Pharma
60%
Surgical
33%

- Pharmaceutical 15 – 17% of Sales
- Surgical 8 – 9% of Sales
- Consumer 4 – 5% of Sales

Expanding Research Collaborations



	Glaucoma	Retina	Allergy/Dry Eye
Abbott		●	
Albany Molecular	●		
Amgen	●	●	●
Dharmacon	●	●	●
Jerini AG	●		
Kalypsys	●	●	●
Origenis AG			●

Arxxant™ Partnering Creates Opportunity



- Treats nonproliferative diabetic retinopathy
  - Leading cause of blindness among working-age adults in the U.S.
  - 10.2 mio in U.S. with diabetes, 4.1 mio with diabetic retinopathy
  - 0.9 mio in U.S. with vision-threatening diabetic retinopathy
  - Occurs when small blood vessels in the retina are damaged
- Born of Eli Lilly's expertise in the treatment of diabetes
  - 41% reduction in sustained vision loss vs. placebo
  - FDA filing initiated February 2006 – granted priority review
- Co-promotional agreement leverages Alcon's strengths
  - Promote to retinal specialists, ophthalmologists, and eye care providers

2006 Launches Adding to Growth



- DuoTrav™ (EU)
- Systane® Liquid Gel (US)
- OPTI-FREE® RepleniSH® (US)
- LADAR6000™ (US)
- AcrySert® (JP)
- OZil™ (US/EU)
- AcrySof® Natural (JP)
- AcrySof® Toric (US)

Pending

- Vegamox™ (JP)
- Patanol® (JP)

New Technologies Support Market Share and Gains




U.S. Unit Market Shares
100
75
50
25
0
IOL's
Viscos
Cat Paks
48.6
50.6
54.0
53.6
58.1
55.2
64.6
64.4
64.1
2003
2004
2005

SOURCE: Alcon Market Research

Cataract Share Leader in Hospitals and ASCs




80%
70%
60%
50%
40%
30%
20%
10%
0%
Total Market
Hospital
ASC
Alcon
AMO
B&L
Other

SOURCE: Market Scope Annual Cataract Surgeon Report (June 2006)

Infiniti® is Upgrading and Converting Surgeons



Planning to Acquire New Phaco in the Next 12 Months
(% of US surgeons)


YES
23%


Primary System Consideration
(% of of US surgeons)
100%
75%
50%
25%
0%
64%
Alcon Infiniti
AMO Sovereign
Bausch and Lomb Millennium
AMO Compact
Other

SOURCE: Market Scope: Annual Cataract Surgeon Report (June 2006)

OZil™ Torsional Technology Differentiates Infiniti®



Performance Ratings (Scale 1-10)

(% of US surgeons indicating 9 or 10)


Improve Patient Outcomes
71%
Increase Surgical Efficiency
79%
Minimize Complications
50%
0%
25%
50%
75%
100%
B&L CCS
Whitestar
OZil®

- The OZil™ torsional hand piece is a ***leap*** in lens removal technology
- OZil™ is a proprietary, patented technology which allows doctors to further customize their procedures with the Infiniti® Vision System

SOURCE: Alcon Market Research

NTIOL Status is Increasing Use of Aspheric IOLs



Penetration of Aspheric Monofocal IOLs
(% of procedures)


100%
75%
50%
25%
0%
33%
49%
Q4 2005
Q1 2006
All Other IOLs
Aspheric Mono-Focal IOLs

SOURCE: Market Scope Annual Cataract Surgeon Survey Report (June 2006)

Alcon Gained Aspheric Share in First Quarter





Aspheric IOL Use by Manufacturer
(% of procedures)
100%
75%
50%
25%
0%
11%
19%
70%
5%
17%
78%
Q4 2005
Q1 2006
Alcon
AMO
B&L

SOURCE: Market Scope Annual Cataract Surgeon Survey Report (June 2006)

More Surgeons Use ReSTOR than Any Other Brand of PC-IOL



% of Surgeons Using PC-IOLs by Brand


ReSTOR
91%
ReZoom
35%
CrystaLens
27%
0%
20%
40%
60%
80%
100%

SOURCE: Market Scope Annual Cataract Surgeon Report (June 2006)

Vast Majority of Physicians Implant ReSTOR® Bilaterally



% of Physicians Using Mix & Match by Brand


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
ReSTOR
ReZoom
CrystaLens

% of Surgeons Using	91%	35%	27%

■ Mix & Match ■ Bilateral

Alcon

SOURCE: Market Scope Annual Cataract Surgeon Report (June 2006)

Near Term Challenges to Adoption and Penetration



U.S. Surgeon Segmentation


1,500
1,500
5,500
2,400
Predominantly Cataract
Cataract Refractive
Exclusively Refractive
Retina

- Predominantly cataract surgeons unlikely to embrace LVC for PC-IOLs
- Predominantly Cataract surgeons *will move* into this market when the presbyopia correcting IOL can help them manage astigmatism and other clinical issues
- Alcon and ReSTOR are positioned best to deliver this technology to the predominantly cataract surgeon

SOURCE: Market Scope Estimates 2006

Presbyopia Correcting IOL Market Remains Flat



Surgeon Self Reported Usage Share
(% of procedures)


100%
75%
50%
25%
0%
Q42005
Q1 2006
All Other IOLs
Presbyopia Correcting IOLs

- Relatively few predominantly cataract surgeons have integrated PC-IOLs into their cataract practices
  - Clinical management of patient
  - Willingness and ability to modify practice
  - Comfort with enhancements
- Surgical techniques to address astigmatism without a laser are not considered reliable

SOURCE: Market Scope Estimates (Q4 2005 – Q1 2006)

AcrySof® Toric Opportunity Has Significant Potential



Surgeons Using Toric Lenses


100
75
50
25
0
13%
65%
Current Use
Future Use

Expected IOL Brand Preference


9%
91%
Acrysof Toric
Staar Toric

SOURCE: Alcon Market Research

EURMEA Glaucoma Market



$US 1.27 Billion Market in 2005

<u>2003-2010E CAGR</u>

Total Glaucoma	3.9%
Prostaglandins	7.2%
Prostaglandin Combos	22.2%


Alpha Agonists
6%
Beta Blockers
37%
Prostaglandins
27%
PG Combos
4%
Non-PG Combos
8%
TCAIS
11%
Other
7%

(Source: Internal estimates)

Patanol® in Japan




Multi-action 14%
Anti-histamine 25%
Mast Cell Stabilizers 61%

US$ 200 million Market

- January to March – Mountain Cedar
- Anti-histamine, Livostin (Santen) is current market leader with 25% share
- Mast Cell Stabilizers led by Intal (Astellas) & Rizaben (Kissei)
- Zaditen (Novartis) is lead multi-action

Patanol® provides the most effective relief

Vegamox™ in Japan



- Large and developed market
  - Approximately US$ 200 million
  - Extended course of therapy post-surgery - up to 6 months
  - 80% converted to fluoroquinolones
  - Lead products by Japanese firms dominate market
    - Santen (Cravit & Taravid)
    - Senju (Gatiflo)
  - Flat to declining growth due to pricing pressure
- 90% of anti-infective Rx's written by ophthalmologists
  - Alcon Japan positioned well to reach this market
  - Able to leverage presence in surgical suite

Future Opportunity



U.S. Pipeline

Pharmaceutical		
Travatan® BAC Free	Glaucoma	Filed (2006)
RETAANE®	Wet AMD	Amending (2008+)
15(S) HETE	Dry Eye	Phase III (2008+)
Rimexolone	Dry Eye	Phase II (2008+)
Moxifloxacin/Dexamethasone	Anti-infective/anti-inflammatory	Phase II (2008+)
Moxifloxacin, new formulation	Anti-infective	Phase III (2007)
Patanase	Nasal Allergy	Amending (2007)
Surgical		
AcrySof® ReSTOR® Natural IQ	Cataract	Advanced (2006)
AcrySof® ReSTOR® Toric	Cataract	Advanced (2008+)
Next generation vitreoretinal system	Vitreoretinal	Advanced (2007)
AcrySof® phakic lens	Refractive	Early (2008+)

Sustaining Eye Care Market Leadership



- Maintain business focus on eye care
- Capitalize on global infrastructure to gain operating synergies and expand presence in emerging markets
- Deliver strong and consistent financial performance
- Build core brands on global basis
- Increase R&D investment in age related eye diseases and bring novel treatments for eye disease

Appendix: Non-GAAP Adjustments



	Reported	Non-GAAP Adjustment	Adjusted	
2002				
Operating Profit	703.7	42.5	746.2	Expense for employee deferred comp, SKBM recall, and IPO proceeds effect in interest expense
Op Profit Growth	19.5%		26.7%	
Net Income	466.9	21.8	488.7	
Net Income Growth	47.9%		35.1%	
Fully Diluted EPS	1.53	0.09	1.62	
2004				
Net Income	871.8	(57.6)	814.2	R&D tax credits and resolution of tax audits
Net Income Growth	46.4%		36.7%	
Fully Diluted EPS	2.80	(0.18)	2.62	
2005				
Operating Profit	1,187.9	248.7	1,436.6	AMO lawsuit judgment and UK facility damage
Op Profit Growth	5.0%		26.9%	
Net Income	931.0	207.7	1,138.7	
Net Income Growth	6.8%		39.9%	
Diluted EPS	2.98	0.67	3.65	

Appendix:
Non-GAAP Adjustments



June 2006 YTD	Reported	Non-GAAP Adjustment	Adjusted	
Gross Profit	1,854.4	5.8	1,860.2	
Gross Profit Margin	75.1%		75.4%	
Operating Profit	918.2	(69.6)	848.6	Settlement of AMO lawsuit and removal of share-based compensation expenses
Op Profit Growth	23.0%		13.7%	
Net Income	761.3	(63.9)	697.4	
Net Income Growth	32.5%		21.4%	
Fully Diluted EPS	2.45	(0.21)	2.24	

Notes to Slide 3



Largest company in eye care.

Largest sales force in eye care.

½ of 12,000 employees are in the US, ½ are overseas.

Key competitive advantage, sales and marketing on the ground in local markets, developing physician relationships, solely promoting Alcon products.

Notes to Slide 4



More recently, as we have become larger, our growth has leveled off into the 10% range, which is still quite a good rate for a mature, broad-based company like Alcon.

Notes to Slide 7



Alcon is a technology driven company, so we have a firm commitment to research that leads the corporate world in eye research.

This chart shows the consistent investment to R&D for the last 12 years

Expect to invest almost $ 2.5 Billion in R&D over the next 5 years

Notes to Slide 8



Differentiate our products through clinical outcome and performance

Always be state of the art technologically

Work with other parties to augment internal capabilities.

Invest sufficiently across all the main opportunities.

Notes to Slide 24



The allergy season in Japan is skewed to the first two quarters of the year, with the peak season beginning in January and ending in March. There isn't a fall allergy season like here in the US.

Opthalmologists are the source of about 75% of the Rx's, with the balance being written by non-eye care specialists such as: Allergists, pediatricians, internal medicine specialists, and ENTs. Alcon Japan is well-positioned to reach the ophthalmologist segment and our co-marketing agreement with Kyowa provides them the ability to drive the product to the non-eye care specialists.

The lead product on the market now is an anti-histamine (Livostin (levocabastine) by Santen) with a 25% share. Other than that, the market is dominated by mast-cell stabilizers, as they represent over 60% of the market.

Zaditen (Ketotifen by Novartis– Zaditor in US) has been on the market since 1991 and is the lead multi-action product, holding about 12% of the Japanese allergy market and has been declining over the last few years.

The opportunity for Patanol is extremely good, as it brings a superior clinical results than anti-histamines or mast cell stabilizers alone and against other multi-action products, including Zaditor.

Alcon

Notes to Slide 25



Approaching $200 mio, the anti-infective market is large in Japan.

Over 80% of the market is already converted to fluoroquinolones, with the market share leaders offered by Santen. Cravit is Santen's 3rd generation FQ and is levofloxacin, which is sold in the US under the trade name Quixin. Their other leading product is Taravid, which is a 2nd generation FQ, and is ofloxacin, which is now generic in the US, but was sold under the trade name Ocuflox. Between these 2 products, Santen holds about 65% of the market, with about 70% of their business coming from Cravit.

In 2004, Senju launched Gatiflo, which is gatifloxacin (Zymar in the US) and was the first 4th generation FQ on the market in Japan. Since launch, Senju has garnered nearly 8-10% of the market.

Unlike the US market, the vast majority of Rx's are generated from the ophthalmologist. Non-eye care specialties play only a small role in generating Rx's. Additionally, there is very little generic influence in Japan, as many Rx's are filled at the physician's office.

Alcon Japan is very well-positioned to reach the ophthalmologist market, and our presence in the surgical suite will allow us to reach the operating ophthalmologists as well. Vigamox's strong clinical package in terms of its anti-infective activity, solubility, and penetration puts it in a good position in this market.

Alcon